UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 26, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q1_2022

26th April 2022

Christel Heydemann
CEO

Ramon Fernandez
Delegate CEO
Executive Vice President Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1 April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q1 2022 highlights



Q1 Key highlights

A value strategy enhanced by customer satisfaction improvement

NPS leadership strengthened in France & NPS increased yoy in MEA

Churn decreased yoy in Europe

Frontbook **price increases** in Belgium, Slovakia

Launch of the **Livebox 6 in France**

A top European fiber network fuelling convergence strategy

11.6m convergent customers in Europe*

TKR rebranded into **Orange Romania Communications**

In France >50% of **FBB customers** are now **fibered**

Solid retail services growth at +2% yoy

with **stabilization in Europe** (incl.Spain), **continued strong momentum** in MEA and **acceleration** in France

Well positioned to capture strategic opportunities

Totem : first quarter of disclosure and ready for opportunistic moves

Exclusive negotiations with Masmovil to combine our operations in Spain

*in our European footprint (including France)

Q1 2022 financial achievements

EBITDAaL margin improvement

Revenue — **€10.6bn** ▲ **+0.7%** +€71m yoy

EBITDAaL — **€2.6bn** ▲ **+1.0%** +€25m yoy

eCapex — **€1.6bn** ▼ **-5.8%** -€98m yoy

Q1 2022 revenue growth contribution per segment (yoy in €m)



+0.7%
10,511
-29
-0.7%
-55
-2.0%
+8.7%
133
+0.8%
16
+12.2%
17
-11
10,582
Q1 21 cb
France
Europe
MEA
Enterprise
Totem
Others
Q1 22

Q1 2022 revenue evolution per activity (yoy in €m) :
Retail growth much more than offsets wholesale decline



+€71m
10,511
+2.0%
149
-129
-6.8%
+4.8%
35
17
10,582
Q1 21 cb
Retail
Wholesale
Equipment sales
Others
Q1 22

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified
All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called “Telecom”

Section Two
Business Review



Q1 2022 France

Continued retail services acceleration driven by strong volumes and “more for more” strategy

in €m	Q1 22	Q1 21 cb	yoy cb
Revenues	**4,386**	**4,415**	**-0.7%**
Retail services	2,733	2,688	+1.7%
Wholesale	1,195	1,279	-6.6%
Equipment sales	285	276	+3.2%

NPS leadership strengthened

Retail services **growth** fuelled by **convergence, fiber and 5G**



3.8%
1.7%
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Retail services revenue growth
Excluding PSTN



Strong net adds

- **+327k** — **FTTH net adds** within +46k BB net adds
- **+51k** — **Mobile* net adds** up yoy
- **11.2%** — **Mobile churn** down yoy

All ARPOs UP yoy

- **€70.5** **+€1.7** — Convergent ARPO **up** ↗
- **€36.1** **+€0.35** — Fixed only ARPO **up** ↗
- **€16.9** **+€0.07** — Mobile only ARPO **up** ↗

New Livebox 6

launched in April

- **x3** — More speed than Livebox 5
- **95%** — Energy consumption savings under “deep sleep” mode
- **+€5** — Minimum price premium

*mobile contract excluding M2M

Q1 2022 Europe

Stabilisation of retail services

in €m	Q1 22	Q1 21 cb	yoy cb
Revenues	**2,648**	**2,703**	**-2.0%**
Retail services	1,811	1,812	-0.1%
Wholesale	432	484	-10.8%
Equipment sales	364	373	-2.5%

Mobile contract net adds* -34k

FBB net adds - 27k o\w FTTH net adds +90k

Retail services stabilisation yoy…


-4.5%
-0.1%
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22

Q1 Revenue flat in other European countries (in €m)


2,703
-55
flat
2,648
1Q 21 cb
Spain
Other European countries
1Q 22

… fueled by Convergent services growth

+3.6% yoy

* excl. M2M and including in Q1 2022 -51k net adds due to the end of COVID-related contracts with autonomous communities

Q1 2022 Spain

Improved retail revenues trend

in €m	Q1 22	Q1 21 cb	yoy cb
Revenues	**1,132**	**1,188**	**-4.6%**
Retail services	785	818	-4.0%
Wholesale	197	215	-8.2%
Equipment sales	150	155	-3.0%

Convergence net adds	-10k	FBB net adds	-10k
Mobile contract net adds*	-56k	FTTH net adds	+21k

Retail services improving trend driven by **convergent ARPO** stabilisation (yoy)



-0.3%
-4.0%
-8.4%
-10.2%
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Retail services revenues yoy
Convergent ARPO yoy

Stabilisation of customer bases thanks to churn improvement yoy

Convergence



-0,1%
3.011
3.009
Q1 21
Q1 22

FBB and fibre penetration



-0,3%
4.033
4.022
84%
88%
FTTH
ADSL & others
Q1 21
Q1 22

Mobile contract*



+0.6%
11,357
11,422
Q1 21
Q1 22

* excl. M2M and including in Q1 2022 -51k net adds due to the end of COVID-related contracts with autonomous communities

Q1 2022 Africa & Middle East

Strong growth

in €m	Q1 22	Q1 21 cb	yoy cb
Revenues	**1,668**	**1,535**	**+8.7%**
Retail services	1,463	1,340	+9.2%
Wholesale	166	159	+4.5%
Equipment sales	31	26	+17.1%

Strong growth despite Orange Money decrease



+6.2%
+5.0%
+7.1%
+6.1%
+12.1%
+8.7%
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
total revenue
excluding OM

3 solid growth engines



Data
+23.2% yoy
revenue growth
46.0m 4G customers
+27.7% yoy
FBB
+21.5% yoy
revenue growth
2.4m FBB customers
+23.5% yoy
B2B
+13.1% yoy
revenue growth

Q1 2022 Enterprise

Topline supported by IT&IS and Mobile

in €m	Q1 22	Q1 21 cb	yoy cb
Revenues	**1,945**	**1,929**	**+0.8%**
Fixed only services	876	931	-5.9%
IT & integration services	818	778	+5.1%
Mobile	251	220	+14.2%

Stabilized revenue evolution



+0.4%
+2.3%
-1.4%
+0.7%
+0.8%
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Total
fixed only
mobile
IT&IS

Sustained IT&IS growth



Cybersecurity
+8% yoy
Cloud
+18% yoy
Digital & Data
+6% yoy

Increasing IT&IS share in total Enterprise revenues



+1.7 pt
40.3%
42.0%
Q1 21
Q1 22

Q1 2022 Totem

Enhancing value creation from our mobile infrastructure

TOTEM

EBITDAaL fuelled by the growth of **hosting revenues** ...


143
161
+3.3% yoy
131
136
Q1 21
Q1 22
Hosting revenues
Pass-through activities

15% hosting revenues in Q1 22 coming from external customers

...driven by the **tenancy ratio increase & new sites...**


36,336
26,884
1.35
Q1 22
number of tenants
number of sites
Tenancy ratio**

...thanks to **a distinctive go-to-market approach**

- **First class assets** to host 5G with 19 155 sites in France (80% fibered) and 7 729 sites in Spain (mostly fibered) in Q1 22
- **Expertise** in enhanced indoor connectivity and high traffic areas
- **Additional carve out*** of passive mobile infrastructure to come within the Group's footprint starting with Romania, Slovakia, Moldova

Forward metrics

Tenancy ratio**	From 1.34x in Q4 2021 to **1.5x by 2026**
New sites	Up to 3 000 new macro sites to be built over the next 8 years **o/w 400 sites in 2022**

* required authorization from the relevant governance bodies, employee representative and local stakeholders
** Tenancy ratio defined as total number of active tenants divided by total number of sites. Ran sharing accounts for multiple tenants.

Section Four
Guidance



Guidance 2022
Ramp up towards 2023 confirmed

	2022 confirmed
EBITDAaL, yoy	Growth between +2.5 to +3%
eCAPEX	≤ €7.4bn
Organic Cash Flow (telecom)	≥ €2.9bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend	€0.70

The guidance does not include any M&A transaction that has not yet been finalized.

Annexes



eCapex down

while confirming our FTTH roll-out leadership in Europe

Q1 2022 eCapex

€1.6bn

-5.8% yoy
-€98m yoy

60.5m VHBB** connectable lines

o/w

58.5m FTTH connectable lines

FTTH connectable lines in France



+23%
24.4m
30.0m
Q1 21
Q1 22

VHBB connectable lines in Spain



+5%
15.5m
16.3m
Q1 21
Q1 22

FTTH connectable lines in Poland



+19%
5.2m
6.2m
Q1 21
Q1 22

11.6m **FTTH customers in Europe**

+18.3% yoy

**VHBB > 100 Mbps

Convergence, the bedrock of our strategy

€ 1.9bn Convergent services revenues in Q1 2022

+4.1% yoy

Convergent B2C customer base in million


% of broadband B2C customer base
France
54%
53%
5.85
5.86
5.88
5.90
5.91
Spain
85%
85%
3.01
3.02
3.03
3.02
3.01
Poland
66%
67%
1.50
1.52
1.53
1.55
1.56
Q1 21 Q2 21 Q3 21 Q4 21 Q1 22

Churn improvement with convergence in Q1*

France	Spain	Poland
-4pts	-4pts	0pt

Quarterly convergent ARPO, in €/month in Q1

France	Spain	Poland
€70.5 +2.5% yoy	€53.2 -0,3% yoy	€24.6 +3.7% yoy**

Number of mobile lines per convergent offer (Q1 yoy growth)

France	Spain	Poland
1.69 +0.6% yoy	2.10 +4,1% yoy	1.86 -0.8% yoy



* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY change calculated in local currency